EXHIBIT 3.1

SECTION 8. REMOVAL. Subject to the rights of the holders of any series of Preferred Stock, or any other series or class of stock as set forth in the Certificate of Incorporation, to elect directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, but only ~~for cause and only~~ by the affirmative vote of the holders of a majority of the voting power of the then outstanding Voting Stock, voting together as a single class, at an annual meeting or a special meeting called expressly for this purpose. For purposes of these By-Laws, “Voting Stock” shall mean the shares of capital stock of the Corporation entitled to vote generally in the election of directors.